Exhibit 99.6

THIS AMENDED AND RESTATED VOTING AGREEMENT (this “Agreement”), is made in Montréal, Québec, on November 1, 2018.

AMONG:

GHYSLAIN RIVARD, domiciled and residing at 1010 Grande Allée West, Québec City, Québec, G1S 1C7, acting in a personal capacity and as president of MIXMEDIA COMPUTER SERVICES INC., a legal person duly incorporated under the Business Corporations Act (Québec), having its head office at 1010 Grande Allée West, Québec City, Québec, G1S 1C7

(hereinafter the “Rivard Group”)

AND:

PIERRE TURCOTTE, domiciled and residing at 2870 de Chamonix Road, Saint-Laurent, Québec, H4R 3B7, acting in a personal capacity and as sole shareholder of 9387-1010 QUÉBEC INC., a corporation existing under the laws of Québec, having its head office at 2870 rue de Chamonix, Montréal (Québec) H4R 3B7, Canada;

(hereinafter the “Turcotte Group”)

AND:

PAUL RAYMOND, domiciled and residing at 252 Kensington Avenue, Westmount, Québec, H3A 2G6, acting in a personal capacity and as a trustee of the DIREXIONS TRUST, a trust existing under the laws of Québec, having its head office at 252 Kensington Avenue, Westmount, Québec, H3Z 2G6;

(hereinafter the “Raymond Group” and, collectively

with the Rivard Group and the Turcotte Group, the

“Group of 3”)

RECITALS:

The Group of 3 are shareholders of Alithya Group inc., a corporation existing under the laws of Québec (the “Corporation”) and listed on the Toronto Stock Exchange and the NASDAQ Capital Market.

The Parties entered into an initial voting agreement dated November 1, 2018 to set forth their agreements and understandings with respect to how the Controlled Shares (as defined herein) held by them will be voted on at any Shareholders’ Meeting (as defined herein), or any adjournment thereof.

The Parties wish to enter into this amended and restated voting agreement to make certain changes in order to reflect their ownership of the Controlled Shares.

THE PARTIES AGREE AS FOLLOWS:

1. Definitions

“Beneficiaries” has the meaning ascribed to such term as set forth in Section 4.1;

“Business Day” means any day, other than a Saturday or Sunday, on which the banks in Montreal, Québec are generally open for commercial banking business during normal banking hours;

“Closing Date” has the meaning ascribed to such term as set forth in Section 4.5;

“Controlled Shares” means, with respect to a Member of the Group of 3, all shares of the Corporation beneficially owned, directly or indirectly, by such Member of the Group of 3, or over which such member of the Group of 3 has direct or indirect voting control including, for greater certainty, the Subordinate Voting Shares and the Multiple Voting Shares;

“Corporation” has the meaning ascribed to such term as set forth on the cover page of this Agreement;

“Defaulting Beneficiary” has the meaning ascribed to such term as set forth in Section 4.5;

“Group of 3” means each of the Rivard Group, the Turcotte Group and the Raymond Group, for as long as it owns any Controlled Shares, and “Member of the Group of 3” means any one of them;

“Majority Decision” means the written agreement of at least two of the three Members of the Group of 3 to vote in a certain manner in respect of any particular matter, question, proposal or proposition whatsoever that may properly come before the Shareholders of the Corporation at any Shareholders’ Meeting;

“Majority Decision Deadline” means 5:00 p.m. on the fourth Business Days immediately before the proxy return deadline in respect of any vote submitted to the Corporation’s shareholders at any Shareholders’ Meeting;

“Multiple Voting Shares” means the class B multiple voting shares in the share capital of the Corporation;

“Offer” has the meaning ascribed to such term as set forth in Section 4.1;

“Offered Shares” has the meaning ascribed to such term as set forth in Section 4.1;

“Offeror” has the meaning ascribed to such term as set forth in Section 4.1;

“Purchase Notice” has the meaning ascribed to such term as set forth in Section 4.4;

“Raymond Group” has the meaning ascribed to such term as set forth on the cover page of this Agreement;

“Reserved Shares” has the meaning ascribed to such term as set forth in Section 4.3;

“Rivard Group” has the meaning ascribed to such term as set forth on the cover page of this Agreement;

“Shareholders” means the holders of Subordinate Voting Shares and Multiple Voting Shares of the Corporation, and any other shares of the Corporation as may, from time to time, be issued by the Corporation;

“Shareholders’ Meeting” means any meeting of shareholders of the Corporation, whether annual, special or otherwise, or any adjournment thereof;

“Subordinate Voting Shares” means the class A subordinate voting shares in the share capital of the Corporation;

“TSX” means the Toronto Stock Exchange; and

“Turcotte Group” has the meaning ascribed to such term as set forth on the cover page of this Agreement.

2. Obligations

2.1 Agreement to Vote. At any Shareholders’ Meeting, each Member of the Group of 3 agrees to vote, or cause to be voted, its Controlled Shares in the same manner as decided upon by the Majority Decision.

2.2 Notice of Majority Decision. Notice of a Majority Decision shall be provided in writing to the Group of 3 prior to the Majority Decision Deadline. Any Majority Decision shall be binding on all Members of the Group of 3 upon such notice, if such notice is received before the Majority Decision Deadline.

2.3 Manner of Voting. The voting of the Controlled Shares at a Shareholders’ Meeting shall be required to be done by proxy vote in accordance with the terms and provisions of a proxy circular mailed to the Shareholders in connection with such Shareholders’ Meeting. The person named as proxyholder shall be the person proposed by the Corporation in the form of proxy delivered to the Shareholders, unless otherwise agreed in writing by a Majority Decision. In the event that a Member of the Group of 3 has delivered a proxy with instructions to vote contrary to the Majority Decision before the Majority Decision Deadline, such Member of the Group of 3 must promptly revoke its proxy and deliver a new proxy with revised instructions reflecting the Majority Decision.

2.4 No Deposit. Each Member of the Group of 3 agrees not to grant, except as provided under this Agreement, any proxy or power of attorney with respect to any of the Controlled Shares or deposit, any Controlled Shares in a voting trust or subject any Controlled Shares to any arrangement or agreement with respect to the voting of such Controlled Shares.

3. Exclusions

3.1 Exceptions. Notwithstanding anything to the contrary in this Agreement, the Group of 3 shall not be required to comply with the provisions of Section 2 above in respect of a particular matter if, for such matter:

a) there is no Majority Decision notified to them by the Majority Decision Deadline;

b) a Member of the Group of 3 holding Controlled Shares is not permitted by applicable law to vote on such matter; or

c) the vote is for the election of either Paul Raymond, Pierre Turcotte or Ghyslain Rivard to the board of directors of the Corporation,

whereby each Member of the Group of 3 shall be entitled to vote on an individual basis and in any manner such Member of the Group of 3 so chooses; it being understood that, for all other matters put to a Shareholders’ vote and not listed in this Section 3, the Group of 3 shall follow the principle set forth in Section 2 and vote in accordance with the Majority Decision.

4. Obligation to Offer Multiple Voting Shares to the other Members of the Group of 3.

4.1 Multiple Voting Shares. If any of the Members of the Group of 3 (the “Offeror”) wishes to, in any way, transfer its Multiple Voting Shares, or convert them into Subordinate Voting Shares, in whole or in part, such Offeror must first submit a written offer to sell (the “Offer”) the Multiple Voting Shares that it wishes to transfer or convert (the “Offered Shares”) to all the other Members of the Group of 3 (the “Beneficiaries”) setting forth the price and other terms and conditions of the Offer.

4.2 Sale Price. The sale price of the Offered Shares shall be equal to the product obtained by multiplying the number of Offered Shares by the volume weighted average trading price of the Subordinate Voting Shares on the TSX (or if the Subordinate Voting Shares are not listed on the TSX, then on such other recognized stock exchange on which the Subordinate Voting Shares are then listed and where the majority of the trading volume and value of the Subordinate Voting Shares occurs) for the 20 trading day period immediately prior to the date of the Offer (which must be calculated utilizing days in which the Subordinate Voting Shares actually trade), payable in cash, at closing. In the event the Subordinate Voting Shares are not listed on a recognized stock exchange, the sale price of the Offered Shares shall be determined by agreement between the Offeror and the applicable Beneficiaries or by an independent valuator appointed by the Beneficiaries or, failing agreement amongst them, by an independent valuator appointed by a court of competent jurisdiction. The sale of the Offered Shares shall be subject to applicable and available prospectus exemptions, Canadian and U.S. securities law and stock exchange requirements.

4.3 Allocation of Shares. Each of the Beneficiaries may purchase from the Offeror, in whole or in part, the Offered Shares pro rata based upon the number of Controlled Shares beneficially owned by the Beneficiary as of the date of the Offer (or in such other proportion as the Group of 3 may agree in writing). The portion of the Offered Shares that each Beneficiary may acquire under this Section 4 is hereinafter referred to as the “Reserved Shares”.

4.4 Notice of Exercise. To exercise its right of first refusal, a Beneficiary must, within ten (10) Business Days of receiving the Offer, send a notice to the Offeror and the other Beneficiary indicating the number of Reserved Shares it undertakes to acquire and, if in its notice it undertakes to acquire all the Reserved Shares, the number of additional shares that it undertakes to acquire should the other Beneficiary not exercise its right of first refusal respecting all the Reserved Shares such other Beneficiary may acquire (a “Purchase Notice”). If a Beneficiary fails to send its notice with the specified time limit, the Beneficiary shall be deemed to have waived its right of first refusal. If there are Offered Shares remaining that have not been allocated in accordance with the provisions hereof because one or more Beneficiaries did not exercise their right of first refusal respecting all the Reserved Shares that they could acquire, or such additional shares as provided above, then the remaining Offered Shares shall remain the property of the Offeror who shall, subject to the terms and provisions of the Corporation’s articles, including the restrictions on transfer, be free to convert such Offered Shares into Subordinate Voting Shares for purposes of transferring such remaining Offered Shares in the manner chosen by the Offeror.

4.5 Closing. The parties hereto shall use commercially reasonable efforts to consummate the transactions contemplated in this Section 4 within a period of ten (10) Business Days following delivery of a Purchase Notice (the “Closing Date”). On the Closing Date, the transaction of purchase and sale will be completed in accordance with the terms and conditions set out in the Offer by the delivery of the Offered Shares by the Offeror with good title, free and clear of all liens, against payment by certified cheque, bank draft or wire transfer by the Beneficiary. If the payment for such Offered Shares is not delivered to the Offeror by a Beneficiary (the “Defaulting Beneficiary”) on the Closing Date, then the rights and title of the Offeror in respect of such applicable Offered Shares that were to have been transferred to the Defaulting Beneficiary shall be retained by the Offeror until the relevant purchase price is paid by the Defaulting Beneficiary.

4.6 Death of a Member of the Group of 3. Upon the death of an individual that is a Member of the Group of 3, such Member of the Group of 3 shall be deemed to:

a) be an “Offeror” in accordance with, and subject to, the provisions of this Section 4, and all Multiple Voting Shares held, either directly or indirectly, by such Member of the Group of 3 immediately prior to such individual’s death, shall be deemed to be “Offered Shares” in accordance with, and subject to, the provisions of this Section 4. Notwithstanding Section 4.4, the other Members of the Group of 3 shall have the right to purchase the Offered Shares held by such Member of the Group of 3 of which the deceased individual was part in accordance with, and subject to, the provisions of this Section 4, by providing a Purchase Notice within a period of ninety (90) days following the death of such individual; and

b) no longer be a Member of the Group of 3, and no longer be bound by or benefit from this Agreement, save and except for the application of Section 4 strictly pursuant to this Section 4.6.

After the application of the provisions of Section 4, as modified by this Section 4.6, any Multiple Voting Shares not acquired by a Member of the Group of 3 will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis. Upon the death of the last remaining individual that is a Member of the Group of 3, all Multiple Voting Shares held, either directly or indirectly, by such remaining Member of the Group of 3 immediately prior to such remaining individual’s death, will automatically convert into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis, on the date of death of such remaining individual.

5. Remedies.

5.1 Irrevocable Proxy and Power of Attorney. Each Member of the Group of 3 hereby irrevocably constitutes and appoints as its proxy and grants a power of attorney to the other Members of the Group of 3, with full power of substitution, to represent and vote or represent and cause to be voted (including by proxy) its Controlled Shares in accordance with the terms of this Agreement and to otherwise take any action necessary to give effect to this proxy and power of attorney only upon the occurrence of the following situations: (i) such Member of the Group of 3 fails to vote or cause to be voted all of its Controlled Shares as decided by the Majority Decision, or (ii) such Member of the Group of 3 attempts to vote or cause to be voted (whether by proxy or in person) any of its Controlled Shares in a manner that is contrary to the Majority Decision. Such proxy and power of attorney shall only be valid for the specific Shareholders’ Meeting to which the vote of the Majority Decision relate. For purposes of clarity, the proxy and power of attorney granted from time to time in accordance with this Section 5.1 shall be irrevocable until and automatically terminate upon the earlier of: (i) the termination of this Agreement, (ii) the written consent of a Majority Decision, or (iii) the day following the end of the Shareholders’ Meeting to which such proxy or power of attorney relates.

5.2 Specific Enforcement6. . Each of the Members of the Group of 3 acknowledges and agrees that each of the other Members of the Group of 3 will be irreparably damaged if any of the provisions of this Agreement are not performed by them in accordance with their specific terms or are otherwise breached. Accordingly, each of the Members of the Group of 3 shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of competent jurisdiction in the Province of Québec.

6.1 Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any of the Members of the Group of 3, shall be cumulative and not alternative.

7. Term. This Agreement shall be effective as of the date of this Agreement and shall continue in effect until terminated by a written agreement signed by all the Members of the Group of 3.

8. Miscellaneous.

8.1 Restrictions on Transfer. Except as expressly provided in this Agreement, no Member of the Group of 3 shall, directly or indirectly, transfer its Multiple Voting Shares, or any of its rights or obligations under this Agreement to any person. Notwithstanding anything else contained in this Agreement, every transfer of the Multiple Voting Shares held by a Member of the Group of 3 shall remain subject to the requirements of the Corporation’s articles and applicable securities laws. Notwithstanding the foregoing, and subject to the Corporation’s articles and applicable securities laws, each Member of the Group of 3 shall be entitled to transfer and assign its Multiple Voting Shares held by it to a corporation or other entity in which all of such corporation’s issued and outstanding shares or other entity’s interests, as the case may be, are beneficially owned by, directly or indirectly, or in which sole direction or control is directed by, the respective Member of the Group of 3 who is effecting such transfer or assignment, provided that such corporation or other entity shall agree in writing to be bound by all of the obligations under this Agreement.

8.2 Governing Law. This Agreement shall be governed by the laws of the Province of Québec and the federal laws of Canada applicable in the Province of Québec.

8.3 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with applicable law, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

8.4 Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.5 Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the Member of the Group of 3 to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one Business Day after the Business Day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth below, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 8.5.

8.6 Consent Required to Amend or Waive. This Agreement may only be amended by written agreement signed by all the Members of the Group of 3. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument signed by all Members of the Group of 3. The failure of a Member of the Group of 3 to enforce any provision of this Agreement will not operate as a waiver of that provision.

8.7 Entire Agreement. This Agreement constitutes the full and entire understanding and agreement between the parties with respect to the subject matter of this Agreement, and any other written or oral agreement relating to the subject matter of this Agreement existing between the Parties is expressly canceled.

8.8 Further Assurances. At any time or from time to time after the date of this Agreement, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

8.9 Costs of Enforcement. If any Member of the Group of 3 seeks to enforce its rights under this Agreement by legal proceedings, the non-prevailing Member(s) of the Group of 3 shall pay all costs and expenses incurred by the prevailing Member of the Group of 3, including, without limitation, all reasonable attorneys’ fees.

8.10 Assignment and Benefit. The rights and obligations of each Member of the Group of 3 under this Agreement may not be assigned except in compliance with this Agreement. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.

8.11 Severability. Should any provision of this Agreement be invalid or unenforceable, in whole or in part, or should any provision later become invalid or unenforceable, this shall not affect the validity of the remaining provisions of this Agreement which shall not be affected and shall remain in full force and effect. If any provision of this Agreement is held to be invalid or unenforceable, the Members of the Group of 3 agree to use their reasonable efforts to implement an alternative enforceable mechanism that would effect, as closely as possible, the intent of the parties as reflected in, or provided by, the unenforceable provision.

8.12 Language. The Parties acknowledge that they have requested that this Agreement and all other documents and notices related thereto be drawn up in English. Les parties aux présentes reconnaissent qu’elles ont exigé que cette convention et tous les documents et avis y afférents soient rédigés en anglais.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

/s/ Ghyslain Rivard	/s/ Pierre Turcotte
GHYSLAIN RIVARD, acting in his personal capacity and as President of MIXMEDIA COMPUTER SERVICES INC.	PIERRE TURCOTTE, acting in his personal capacity and as sole shareholder of 9387-1010 QUÉBEC INC.

/s/ Paul Raymond
PAUL RAYMOND, acting in his personal capacity and as trustee of FIDUCIE DIREXIONS